Exhibit 99.1

Azure Power Announces Results for Fiscal Fourth Quarter 2017

Mauritius, June 19, 2017: Azure Power Global Limited (NYSE: AZRE), (“Azure Power” or “the Company”), one of the leaders in the Indian solar industry, today announced its consolidated results under United States Generally Accepted Accounting Principles (US GAAP) for the fiscal fourth quarter 2017, period ended March 31, 2017.

Fourth Quarter 2017 Period Ended March 31, 2017 Operating Highlights:

•	Operating & Committed Megawatts were 1,069 MW, as of March 31, 2017, an increase of 31% over March 31, 2016.

•	Revenue for the quarter was INR 1,318 million (US$ 20.3 million), an increase of 72% over the quarter ended March 31, 2016.

•	Adjusted EBITDA for the quarter was INR 974 million (US$ 15.0 million), an increase of 90% over the quarter ended March 31, 2016.

Key Operating and Financial Metrics:

Electricity generation during the fiscal year ended March 31, 2017 increased by 252.7 million kWh, or 69%, to 617.5 million kWh, compared to the same period in 2016. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during fiscal year ended March 31, 2017 was INR 4,183.0 million (US$ 64.5 million), up 59% from INR 2,626.1 million during the same period in 2016. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the fiscal year ended March 31, 2017 decreased by INR 10.3 million (US$ 0.16 million) to INR 49.3 million (US$ 0.76 million), as compared to the same period in 2016. The decline is due to decreasing solar module prices and the reduction in balance of system costs.

As of March 31, 2017, our operating and committed megawatts increased by 254 MW to 1,069 MW compared to March 31, 2016 as a result of winning new projects. In Feb 2017, WTO ruled against India’s Domestic Content Requirement for solar projects. Solar Energy Corporation of India (SECI) cancelled private procurements with domestic content requirements and did not sign a 50 MW contract (Andhra Pradesh 4) with Azure Power which had a domestic content requirement. The Company did not incur any significant costs related to Andhra Pradesh 4.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2016	2017
	INR	INR	US$
Nominal contracted payments (in thousands)	207,576,237	255,474,775	3,939,472
Total estimated energy output (kilowatt hours in millions)	34,671	44,677

Nominal contracted payments increased from March 31, 2016 to March 31, 2017 as a result of the Company entering into additional PPAs. Over time, the Company has seen falling benchmark tariffs as reported by Central Electricity Regulatory Commission, in line with the reduction in solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2016	2017
	INR	INR	US$
Annual portfolio revenue run-rate (in thousands)	9,289,641	11,005,761	169,711
Estimated annual energy output (kilowatt hours in millions)	1,514	1,921

Portfolio run-rate increased by INR 1,716 million (US$ 26.5 million) to INR 11,006 million (US$ 169.7 million) as of

March 31, 2017, as compared to March 31, 2016, due to an increase in operational and committed capacity.

Fourth Quarter 2017 Period ended March 31, 2017 Consolidated Financial Results:

Operating Revenue

Operating revenue in the quarter ended March 31, 2017 was INR 1,317.6 million (US$ 20.3 million), an increase of 72% from INR 767.2 million over the same period in 2016. The increase in revenue was driven by the commissioning of new projects.

Cost of Operations

Cost of operations in the quarter ended March 31, 2017 increased by 106% to INR 130.7 million (US$ 2.0 million) from INR 63.3 million in the same period in 2016. The increase was primarily due to plant maintenance cost for newly commissioned projects and implementation of improved O&M methods for better plant productivity.

General and Administrative Expenses

General and administrative expenses during the quarter ended March 31, 2017 increased by INR 21.1 million (US$ 0.3 million), or 11%, to INR 212.4 million (US$ 3.3 million) compared to the same period in 2016. This was primarily due to an increase in personnel expenses to support the Company’s growth.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended March 31, 2017 increased by INR 121.9 million (US$ 1.9 million), or 63%, to INR 314.0 million (US$ 4.8 million) compared to the same period in 2016. The principal reason for the increase was capitalization of new projects during the period from March 31, 2016 to March 31, 2017.

Interest Expense, Net

Net interest expense during the quarter ended March 31, 2017 decreased by INR 38.4 million (US$ 0.6 million), or 6%, to INR 631.2 million (US$ 9.7 million) compared to the same period in 2016. Interest expense decreased primarily as a result of eliminating interest on Compulsorily Convertible Debentures following their conversion after the Company’s initial public offering and higher interest income on investments during the quarter ended March 31, 2017, which was partially offset by increased borrowings for new solar power projects.

Gain on Foreign Currency Exchange

The Indian rupee depreciated against the U.S. dollar by INR 0.1 to US$ 1.00 (0.1%) during the period from December 31, 2016 to March 31, 2016, while the Indian rupee appreciated against the U.S. dollar by INR 3.1 to US$ 1.00 (4.5%) during the period from December 31, 2016 to March 31, 2017. This appreciation during the period from December 31, 2016 to March 31, 2017 resulted in an foreign exchange gain of INR 309.2 million (US$ 4.8 million), which was a INR 315.2 million (US$ 4.9 million) improvement compared to the same period in 2016.

Income Tax Expense

Income tax expense increased during the quarter ended March 31, 2017 by INR 406.9 million (US$ 6.3 million) to INR 645.2 million (US$ 9.9 million), compared to the same period in 2016. The increase in income tax expense in the quarter ended March 31, 2017 was partly due to increase in taxable income on profits generated by a subsidiary, which provides certain engineering, procurement and construction services to its subsidiaries and delay of accelerated depreciation tax benefit. The subsidiary expects to benefit from accelerated depreciation in the next quarter.

Net Loss

Net loss for the quarter ended March 31, 2017 was INR 306.7 million (US$ 4.7 million), a decrease of INR 286.7 million (US$ 4.4 million) as compared to the same period in 2016. This was primarily due to increase in revenue, lower interest expense and a foreign exchange gain realised during the quarter ended March 31, 2017.

Cash Flow and Working Capital

Cash utilized in operating activities for the fiscal year ended March 31, 2017 was INR 27.2 million (US$ 0.4 million), an increase of INR 761.1 million (US$ 11.7 million) as compared to the same period in 2016, primarily due to one-time receipt of Viability Gap Funding (VGF) during the same period in 2016.

Cash used for investing activities increased by INR 12,785.2 million (US$ 197.2 million) during the fiscal year ended March 31, 2017 compared to the same period in 2016 as purchases of property, plant and equipment for new projects rose by an additional INR 6,324.5 million (US$ 97.5 million).

During the fiscal year ended March 31, 2017, the Company raised INR 24,331.5 million (US$ 375.2 million) from financing activities. The Company raised equity of INR 10,466.8 million (US$ 161.4 million) from its initial public offering and concurrent private placement and issuance of Series I CCPS.

Liquidity Position

As of March 31, 2017, the Company had INR 8,757.5 million (US$ 135.0 million) of cash, cash equivalents and current investments. The Company drew down INR 8,471.2 million (US$ 130.6 million) of project debt during the quarter and had undrawn project debt commitment of INR 16,227.9 million (US$ 250.2 million) as of the end of the quarter.

Adjusted EBITDA

Adjusted EBITDA was INR 974.4 million (US$ 15.0 million) for the quarter ended March 31, 2017, compared to INR

512.6 million in the same period in 2016. This was primarily due to the increase in revenue during the period.

Guidance

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Company is giving revenue guidance for fiscal year 2018 ending March 31, 2018 of US$ 118 – 125 million. In addition, the Company expects that 1,000 – 1,200 MWs will be operational by March 31, 2018.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Monday, June 19, 2017 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialling 1-866-652-5200 (in the U.S.) and 1-412-317-6060 (outside the U.S.). Investors may access a live webcast of this conference call by visiting
http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Monday, June 26, 2017 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10108189. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 64.85 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2017. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is one of the leaders in the Indian solar industry. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization, and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by its management for internal reporting and planning purposes, including aspects of its consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations include:

•	it does not reflect its cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on its outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relations and Media Contacts:

For investor enquiries, please contact Nathan Judge at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of March 31,
	2016 (INR)	2017 (INR)	2017 (US$)*
Assets
Current assets:
Cash and cash equivalents	3,090,386	5,460,670	84,205
Investments in available for sale securities	—	3,296,797	50,837
Restricted cash	821,891	3,629,037	55,960
Accounts receivable, net	556,755	1,138,605	17,558
Deferred IPO cost	208,731	—	—
Prepaid expenses and other current assets	308,007	495,937	7,647

Total current assets	4,985,770	14,021,046	216,207
Restricted cash	871,637	1,383,414	21,333
Property, plant and equipment, net	24,381,429	40,942,608	631,343
Software, net	14,657	15,272	235
Deferred income taxes	34,661	31,429	485
Investments in held-to-maturity securities	6,785	6,631	102
Other assets	595,901	1,093,565	16,863

Total assets	30,890,840	57,493,965	886,568

Liabilities, preferred shares and shareholders’ equity / (deficit)
Current liabilities:
Short-term debt	1,258,241	2,460,240	37,937
Accounts payable	1,899,488	3,618,251	55,794
Current portion of long-term debt	4,477,696	1,554,806	23,975
Income taxes payable	45,215	232,420	3,584
Interest payable	126,122	189,309	2,919
Deferred revenue	80,201	79,937	1,233
Other liabilities	214,487	484,477	7,470

Total current liabilities	8,101,450	8,619,440	132,912
Long-term debt	18,352,714	31,142,762	480,228
Deferred revenue	1,190,142	1,383,691	21,337
Deferred income taxes	470,048	1,078,255	16,627
Asset retirement obligations	94,301	242,980	3,747
Other liabilities	39,936	109,151	1,682

Total liabilities	28,248,591	42,576,279	656,533

Preferred shares, INR 10 par value, 805,462 and nil shares designated as compulsorily convertible preferred shares as of March 31, 2016 and 2017, respectively	9,733,272	—	—
Redeemable non-controlling interest	346,754	390,827	6,027
Shareholders’ equity / (deficit)
Equity shares, US$ 0.000625 par value; 1,758,080 and 25,915,956 shares issued and outstanding as of March 31, 2016 and 2017, respectively	68	1,073	17
Additional paid-in capital	(2,958,166)	18,904,151	291,506
Accumulated deficit	(4,508,156)	(5,723,420)	(88,256)
Accumulated other comprehensive income	28,807	40,326	622

Total APGL shareholders’ equity / (deficit)	(7,437,447)	13,222,130	203,889
Non-controlling interest	(330)	1,304,730	20,119

Total shareholders’ equity / (deficit)	(7,437,777)	14,526,860	224,008

Total liabilities, preferred share and shareholders’ equity / (deficit)	30,890,840	57,493,965	886,568

*	Translation of balances from INR to US$ in the consolidated balance sheet is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.85.

AZURE POWER GLOBAL LIMITED

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Unaudited Three months ended March 31,			Fiscal year ended March 31,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$*	INR	INR	US$*
Operating revenues:
Sale of power	767,237	1,317,577	20,317	2,626,148	4,182,985	64,502
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	63,340	130,741	2,016	190,648	375,787	5,795
General and administrative	191,313	212,446	3,276	672,841	797,161	12,292
Depreciation and amortization	192,134	313,999	4,842	687,781	1,046,565	16,138

Total operating costs and expenses	446,787	657,186	10,134	1,551,270	2,219,513	34,225

Operating income	320,450	660,391	10,183	1,074,878	1,963,472	30,277

Other expenses:
Interest expense, net	669,547	631,150	9,732	2,058,836	2,371,836	36,574
(Gain)/ loss on foreign currency exchange, net	6,025	(309,218)	(4,768)	343,137	(109,128)	(1,683)

Total other expenses	675,572	321,932	4,964	2,401,973	2,262,708	34,891

Loss before income tax	(355,122)	338,459	5,219	(1,327,095)	(299,236)	(4,614)
Income tax expense	(238,318)	(645,187)	(9,949)	(327,745)	(892,333)	(13,760)

Net loss	(593,440)	(306,728)	(4,730)	(1,654,840)	(1,191,569)	(18,374)

Less: Net income/(loss) attributable to non-controlling interests	3,982	6,877	106	(4,651)	(18,924)	(292)

Net loss attributable to APGL	(597,422)	(313,605)	(4,836)	(1,650,189)	(1,172,645)	(18,082)

Accretion to Mezzanine CCPS	(271,836)	(8,325)	(128)	(1,347,923)	(235,853)	(3,637)

Accretion to redeemable non-controlling interest	(10,988)	(10,867)	(168)	(29,825)	(44,073)	(680)

Net loss attributable to APGL equity shareholders	(880,246)	(332,797)	(5,132)	(3,027,937)	(1,452,571)	(22,399)

Net loss per share attributable to APGL Basic and diluted	(501)	(13)	(0.20)	(1,722)	(111)	(1.72)
Weighted average number of equity shares#	1,758,080	25,915,956		1,758,080	13,040,618

*	Translation of balances from INR to US$ in the consolidated statement of operations is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.85.
# -	Number of equity shares outstanding as on March 31, 2017 is 25,915,956.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Unaudited Three months ended March 31,			Fiscal year ended March 31,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$*	INR	INR	US$*
Net cash (used)/ provided by operating activities	(795,196)	(250,939)	(3,870)	733,868	(27,190)	(421)
Net cash used in investing activities	(1,967,669)	(7,342,453)	(113,222)	(9,159,046)	(21,944,262)	(338,385)
Net cash provided by financing activities	2,108,032	7,148,611	110,233	9,465,659	24,331,507	375,196

*	Translation of balances from INR to US$ in the condensed consolidated statement of cash flow is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.85.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(in thousands)

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Unaudited Three months ended March 31,			Fiscal year ended March 31,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$*	INR	INR	US$*
Net Loss	(593,440)	(306,728)	(4,730)	(1,654,840)	(1,191,569)	(18,374)
Income tax expense	238,318	645,187	9,949	327,745	892,333	13,760
Interest expense, net	669,547	631,150	9,732	2,058,836	2,371,836	36,574
Depreciation & amortization	192,134	313,999	4,842	687,781	1,046,565	16,138
Loss/(Gain) on foreign currency exchange	6,025	(309,218)	(4,768)	343,137	(109,128)	(1,683)

Adjusted EBITDA	512,584	974,390	15,025	1,762,659	3,010,037	46,415

*	Translation of balances from INR to US$ in the reconciliation of Non-GAAP measure is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.85.